SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 5)

Under the Securities Exchange Act of 1934

Primerica, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74164M 10 8
(CUSIP Number)

Citigroup Inc.
399 Park Avenue
New York, NY 10043
Attn:  Ali L. Karshan, Esq.
(212) 559-1000

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPIES TO:
Gregory A. Fernicola, Esq.
Jeffrey A. Brill, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

December 19, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Citigroup Insurance Holding Corporation
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Georgia
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power –0–†
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power –0–†
11	Aggregate Amount Beneficially Owned by Each Reporting Person –0–†
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person CO

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Associated Madison Companies, Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power –0–†
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power –0–†
11	Aggregate Amount Beneficially Owned by Each Reporting Person –0–†
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person HC

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.

CUSIP No. 74164M 10 8
1	Names of Reporting Persons Citigroup Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power –0–
	8	Shared Voting Power 16,152†§
	9	Sole Dispositive Power –0–
	10	Shared Dispositive Power 16,152†§
11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,152†§
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.02%
14	Type of Reporting Person HC

†	The information set forth in Items 4, 5 and 6 of the Statement is incorporated herein by reference.
§
Comprised of 16,152 shares of Common Stock held by certain subsidiaries of Citigroup, other than CIHC and AMAD, which shares were acquired in the ordinary course of business of such subsidiaries in transactions unrelated to those described in the Schedule 13D.

This Amendment No. 5 to Schedule 13D (this "Amendment No. 5") amends and supplements the statement on Schedule 13D originally filed on April 12, 2010 and amended on April 21, 2010, April 21, 2011, November 2, 2011 and November 17, 2011 (the "Schedule 13D" and, as amended by this Amendment No. 5, the "Statement"), with respect to the shares of common stock, $0.01 par value ("Common Stock"), of Primerica, Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 3120 Breckinridge Blvd., Duluth, Georgia 30099.  Except as otherwise described herein, the information contained in the Schedule 13D remains in effect, and, unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2.   Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by replacing the last paragraph of Item 2 with the following paragraph:

As of the date hereof, CIHC and AMAD beneficially own no shares of the Common Stock and Citigroup beneficially owns approximately 0.02% of the outstanding shares of Common Stock.

Item 4.   Purpose of the Transaction.

The response set forth in Item 4 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 4:

On December 19, 2011, CIHC sold 8,081,542 shares of Common Stock pursuant to an Underwriting Agreement, dated December 13, 2011, among Citigroup Global Markets Inc., as representative of the several underwriters named therein (the “December 2011 Underwriters”), the Issuer and CIHC, to third party investors through the December 2011 Underwriters at an offering price to the public of $22.29 per share (the "December 2011 Offering"). The proceeds, less underwriting discounts, of the December 2011 Offering were paid to CIHC. The December 2011 Offering was made pursuant to CIHC's rights under the Registration Rights Agreement (as defined in the Schedule 13D).

Following the December 2011 Offering, CIHC and AMAD beneficially own no shares of Common Stock and Citigroup beneficially owns 16,152 shares of Common Stock. As a result, as of December 19, 2011, the Reporting Persons are no longer beneficial owners of 5% or more of Common Stock.

Item 5.   Interest in the Securities of the Issuer.

The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)  As of December 19, 2011, CIHC and AMAD beneficially own 0 shares of Common Stock and Citigroup beneficially owns 16,152 shares of Common Stock held by certain subsidiaries, other than CIHC and AMAD, which shares were acquired in the ordinary course of business of such subsidiaries in transactions unrelated to those described in the Schedule 13D.

Accordingly, CIHC and AMAD beneficially own 0.0% of the outstanding shares of Common Stock and Citigroup beneficially owns approximately 0.02% of the outstanding shares of Common Stock based on 64,883,208 shares outstanding.

As of December 19, 2011, the Reporting Persons are no longer beneficial owners of 5% or more of Common Stock.

(b)  See Item 5(a) above.

(c)  Except as described in the Statement, the Reporting Persons have not effected any transactions in shares of Common Stock beneficially owned by any of them during the past 60 days.  The additional paragraphs added to Item 4 by this Amendment No. 5 and the paragraph in Item 4 proceeding such paragraphs are incorporated herein by reference.

(d)  Not applicable.

(e)  The Reporting Persons ceased to be beneficial owners of 5% or more of Common Stock on December 19, 2011.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 6:

As of December 19, 2011, the Reporting Persons are no longer beneficial owners of 5% or more of Common Stock.

Exhibit 99.9 to the Statement is incorporated herein by reference.

Item 7.   Materials to be Filed as Exhibits.

 The response set forth in Item 7 of the Schedule 13D is hereby amended by adding the following after the last paragraph of Item 7:

99.9
Underwriting Agreement, dated December 13, 2011, by and among the Issuer, CIHC and Citigroup Global Markets Inc., as representative of the underwriters (filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the Commission on December 15, 2011 and incorporated herein by reference in its entirety).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2011

CITIGROUP INC.

By:	/s/ Ali L. Karshan
Name: Ali L. Karshan Title: Assistant Secretary

ASSOCIATED MADISON COMPANIES, INC.

By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard Title: Secretary and Vice President

CITIGROUP INSURANCE HOLDING CORPORATION

By:	/s/ Joseph B. Wollard
Name: Joseph B. Wollard Title: Secretary and Vice President